UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                    LOEWS CINEPLEX ENTERTAINMENT CORPORATION
-------------------------------------------------------------------------------
                          (formerly LTM Holdings Inc.)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   54023-10-0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Clifford L. Michel, Esq.
                   Cahill Gordon & Reindel
                   80 Pine Street, New York, NY 10005
                   (212) 701-3200
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 30, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE CHARLES ROSNER BRONFMAN DISCRETIONARY TRUST - 06-6455069
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                               (b)  /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                            United States (Connecticut)
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES                          1,918,907
       BENEFICIALLY          ---------------------------------------------
       OWNED BY              8         SHARED VOTING POWER
       EACH
       REPORTING
       PERSON WITH           _____________________________________________
                             9         SOLE DISPOSITIVE POWER

                                       1,918,907
                             ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       1,918,907

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          /X/

             Excludes 4,000 Class B Non-Voting Common Shares
-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      4.35%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       00

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE CHARLES BRONFMAN TRUST - 98-6048671
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                               (b)  /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (New York)
-------------------------------------------------------------------------------


                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES                          1,000,000
       BENEFICIALLY          ---------------------------------------------
       OWNED BY              8         SHARED VOTING POWER
       EACH
       REPORTING
       PERSON WITH           _____________________________________________
                             9         SOLE DISPOSITIVE POWER

                                       1,000,000
                             ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,000,000

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                           / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.27%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

                                       00
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE CHARLES R. BRONFMAN TRUST - 98-6048672
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                              United States (New York)
-------------------------------------------------------------------------------


                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES                          1,000,000
       BENEFICIALLY          ---------------------------------------------
       OWNED BY              8         SHARED VOTING POWER
       EACH
       REPORTING
       PERSON WITH           _____________________________________________
                             9         SOLE DISPOSITIVE POWER

                                       1,000,000
                             ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,000,000

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.27%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

                                       00
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          CHARLES ROSNER BRONFMAN
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) / /

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH                               3,918,908
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                          3,918,998

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,918,908

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                         /X/

          Excludes 9,926 shares of Common Stock owned by Mr. Bronfman's wife.
-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.89%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          THE PHYLLIS LAMBERT FOUNDATION
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       31,410
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       31,410
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     31,410

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                           / /

-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.07%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                                         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          E. LEO KOLBER
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) / /

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                       N/A
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       350,309
       SHARES              ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER


                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     350,309

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                              /X/

          Excludes 7,500 shares of Common Stock owned by Sen Kolber's wife.
-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.80%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          BOJIL EQUITIES INC.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                British West Indies
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER
       NUMBER OF
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       350,309
                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER        / /

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     350,309

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               / /


-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.80%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.

          540423-10-0
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          LOUIS LUDWICK
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) /X/

-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                                N/A - see Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                           / /


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Canada
-------------------------------------------------------------------------------
                             7         SOLE VOTING POWER
       NUMBER OF                       23,377
       SHARES              _____________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY
       EACH
       REPORTING           _____________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       23,377
                           ---------------------------------------------

                             10        SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     23,377

-------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES *                                         / /



-------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.05%

-------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
                                       IN

-------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998.

Item 2.  Identity and Background.

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998.

Item 3.  Source and Amount of Funds or Other Consideration.

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998.

Item 4.  Purpose of the Transaction.

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998.

Item 5.  Interest in Securities in Cineplex.

     (a)-(b) At the close of business on July 30, 1998, the members of the Claridge Group beneficially owned, directly and indirectly, an aggregate of 4,324,003 shares of Common Stock representing approximately 9.81% of the outstanding Common Stock. The wives of Mr. Bronfman and Sen. Kolber own an additional 17,426 shares of Common Stock (0.04%) in the aggregate, as to which beneficial ownership is disclaimed by Mr. Bronfman and Sen. Kolber. The ownership of each member of the Claridge Group is set forth in the following table:

          Shareholder                 Common Stock                   %
          -----------                 ------------                   -

The Charles Rosner  Bronfman          1,918,907                    4.35
Discretionary Trust

The Charles Bronfman Trust            1,000,000                    2.27

The Charles R. Bronfman Trust         1,000,000                    2.27

The Phyllis Lambert Foundation           31,410                    0.07

Bojil Equities Inc.                     350,309                    0.80

Louis Ludwick                            23,377                    0.05

Charles Rosner Bronfman(1)            3,918,907                    8.89

E. Leo Kolber(2)                        350,309                    0.80

----------

1 Reflects (i) 1,918,907 Common Shares owned by The Charles Rosner Bronfman Discretionary Trust, (ii) 1,000,000 Common Shares owned by The Charles R. Bronfman Trust, and (iii) 1,000,000 Common Shares owned by The Charles Bronfman Trust. Excludes 9,926 Common Shares owned by Mr. Bronfman's wife. Mr. Bronfman disclaims all beneficial interest in and to the shares owned by his wife.

2 Reflects 350,309 shares of Common Stock owned by Bojil Equities as to which Sen. Kolber holds all voting rights. Excludes 7,500 shares of Common Stock owned by Sen. Kolber's wife. Sen. Kolber disclaims all beneficial interest in and to the shares owned by his wife.

     The foregoing percentages are based on 44,080,948 shares of Common Stock outstanding July 30, 1998 as reported in the Company's Prospectus dated July 30, 1998. The Charles Rosner Bronfman Discretionary Trust also own 4,000 shares of Class B Non-Voting Common Shares or approximately 4.76% of such class, with the balance of such class being owned by Universal Studios. The shares of Class B Non-Voting Common shares are convertible into shares of Common Stock on a share for share basis in certain circumstances.

     The Seagram Company Ltd. owns indirectly approximately 84% of the outstanding voting equity of Universal Studios Inc. Based on the most recent publicly available information related to Seagram: (i) descendants of the late Samuel Bronfman and trusts established for their benefit (the "Bronfman Trusts") beneficially owned, directly or indirectly, an aggregate of 119,923,229 of the then outstanding common shares of Seagram ("Seagram Shares"), constituting approximately 34.6% of the then outstanding Seagram Shares, which amount includes the approximately 14.9% of the then outstanding Seagram Shares owned by trusts established for the benefit of Charles R. Bronfman and his descendants and (ii) pursuant to two voting trust agreements, Charles R. Bronfman serves as the voting trustee for approximately 33.5% of the then outstanding Seagram Shares and a voting trustee for approximately 0.7% the then outstanding Seagram Shares, which shares are beneficially owned by the Bronfman Trusts and certain other entities.

     (c) Unchanged from the initial Statement on Schedule 13D dated May 20,
1998.

     (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Cineplex.

     Unchanged from the initial Statement on Schedule 13D dated May 20, 1998, except as supplemented by the following:

     In with an underwritten public offering of the Company's Common Stock pursuant to a Prospectus dated July 30, 1998, such prospectus states:

          "The Company, SPE, Universal, members of the Claridge Group holding in the aggregate 4,269,216 shares of Common Stock and all of the Company's directors and executive officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or, in the case of the Company, file or cause to be filed with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposal or, in the case of the Company, filing, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this Prospectus, excepting, in the case of the Company, grants of employee stock options pursuant to an option plan in effect on the date of this Prospectus and issuances of Common Stock pursuant to the exercise of options under any such plan."

     Upon completion of such public offering, The Claridge Group's aggregate percentage ownership of Common Stock is expected to be reduced to approximately 7.4%, with a proportionate reduction in the ownership percentages of its members.

Item 7. Material to be Filed as Exhibits.

     The following exhibits are filed with this Amendment:

     1. Lock-up agreement of The Charles Bronfman Trust.*

     2. Lock-up agreement of The Charles R. Bronfman Trust.*

     3. Lock-up agreement of The Charles Rosner Bronfman Discretionary Trust.*

     4. Lock-up agreement of Sen. E. Leo Kolber.*

     5. Lock-up agreement of Bojil Equities Inc.*

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 4, 1998



                             THE CHARLES ROSNER BRONFMAN DISCRETIONARY TRUST

                             THE CHARLES R. BRONFMAN TRUST

                             THE CHARLES BRONFMAN TRUST

                             CHARLES ROSNER BRONFMAN

                             THE PHYLLIS LAMBERT FOUNDATION

                             BOJIL EQUITIES INC.

                             E. LEO KOLBER

                             LOUIS LUDWICK




                            By: /s/ Michel Boucher
                                -----------------------------
                                Michel Boucher
                                Attorney-in-Fact